UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                  For the month of July, 2003

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                                                              822 - 10 July 2003


                                  SPIRENT PLC

                        NOTIFICATION OF INTERIM RESULTS

Spirent plc (LSE: SPT; NYSE: SPM), a leading international network technology company, announces that it intends to release its interim results for the six months to 30 June 2003 on Wednesday 6 August 2003 before the opening of the UK market.

Nicholas Brookes (Chief Executive) and Eric Hutchinson (Finance Director) will host a results presentation at 09.00 London time on Wednesday 6 August 2003, a webcast of which will be available on the Spirent plc website from 15.00 London time at www.spirent.com/investors.

An analysts conference call will also be held at 16.00 London time/11.00 EDT on that day.


                                    - ends -

Enquiries
Nicholas Brookes, Chief Executive      Spirent plc           +44 (0)1293 767676
Eric Hutchinson, Finance Director

Investor Relations
Catherine Nash                         Spirent plc           +44 (0)1293 767676

Media
Jon Coles/Rupert Young                 Brunswick            +44 (0)20 7404 5959

About Spirent

Spirent plc is an international network technology company providing state-of-the-art systems and solutions for a broad range of customers worldwide. Our Communications group is a worldwide provider of integrated performance analysis and service assurance systems for next-generation network technologies. Spirent's solutions enable customers to develop and deploy network equipment and services more economically and efficiently by emulating real-world conditions and assuring end-to-end performance of large-scale networks. Our Network Products group provides innovative solutions for fastening, identifying, insulating, organising, routing and connectivity that add value to electrical and communication networks in a wide range of applications. Our Systems group offers integrated product solutions for the power controls and aerospace markets. Further information about Spirent plc can be found at www.spirent.com

Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four Ordinary shares.

Spirent and the Spirent logo are trademarks of Spirent plc. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "should," "may," "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: our ability to improve efficiency and adapt to the current economic downturn and other changes in demand; our ability to avoid a breach of our financial covenants and to achieve certain financial requirements under our renegotiated borrowing terms; our ability to meet and achieve the benefits of our cost reduction goals and otherwise successfully adopt cost structures to respond to changes in business conditions; risks that our cost cutting initiatives will impair our ability to develop products, operate our business effectively and remain competitive; the extent of our pension fund deficit; the effects of competition on our business; our ability to develop and commercialise new products and services and realise product synergies; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; changes in the business, financial condition or prospects of one or more of our major customers and our reliance on a limited number of customers; our reliance on third party manufacturers and suppliers; risks of not retaining or increasing market share; our exposure to liabilities for product defects; our reliance on proprietary technology; our ability to attract and retain qualified personnel; risks of doing business internationally; changes in market conditions in the markets in which we participate or in general economic or political conditions; fluctuations in exchange rates and heavy exposure to a weakening US dollar; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 10 July 2003                          By   ____/s/ Luke Thomas____

                                                    (Signature)*